ALR Technologies Inc.
114M Reynolda Village,
Winston-Salem, NC, 27106
Tel: 336-722-2254
Fax: 336-722-2775
Email: info@alrt.com

January 9, 2006

Securities and Exchange Commission
Washington, D. C. 20549

Attention:	Mr. Larry Spirgel,
Assistant Director

		Re:	Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed April 18, 2005
File No. 0-30414

Dear Mr. Spirgel

Thank you for your letter dated December 8, 2005. We wish to response to your comments regarding Form 10-KSB for the fiscal year ended December 31, 2004 filed by ALR Technologies Inc. (the "Company") on April 18, 2005 as follows:

Independent Auditors' Report, page F-1

As requested, our auditor, KPMG LLP has now amended the auditor's report and a copy of which is attached herewith for your review.

Note 6. Capital stock and additional paid in capital, page 41

We wish to explain this note as follows:

During the year ended December 31, 2004, in addition to other stock option commitments, the Company irrevocably committed to issue the following stock options in consideration of promissory notes payable and accounts payable and accrued liabilities:

  11,096,500 options were irrevocably committed to be issued in consideration of the extension of due dates for outstanding promissory notes payable. Financing costs for these options were estimated to be the fair value of the options, determined using the Black Scholes option pricing model, in accordance with SFAS 123.

  6,660,000 options were irrevocably committed to be issued in consideration of promissory notes payable issued for new loan proceeds in the year. Financing costs for these options were estimated to be the pro-rata portion of the gross proceeds of the new promissory notes applicable to the options issued. The fair value of the options committed to be issued in consideration of the promissory notes payable was determined using the Black Scholes options pricing model. These options are economically equivalent to detachable stock purchase warrants. Accordingly, in accounting for the financing costs of these options, the Company applied the provisions of APB14 Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants as indicated below.

  The Board is of the opinion that the portion of the proceeds of debt securities issued with detachable stock purchase warrants which is allocable to the warrants should be accounted for as paid-in capitaL The allocation should be based on the relative fair values of the two securities at time of issuance. Any resulting discount or premium on the debt securities should be accounted for as such.
  8,075,963 options were irrevocably committed to be issued in consideration of the extension of due dates for outstanding accounts payable and accrued liabiJities. Financing costs for these options were estimated to be the fair value of the options, determined using the Black Scholes option pricing model, in accordance with SF AS 123.

To clarify the disclosure in the Company's December 31,2004 annual financial statements, the fourth and fifth paragraphs of note 6 (b) will be amended to read as follows:

During the year ended December 31, 2004, the Company irrevocably committed to grant 6,660,000 options, as consideration to purchasers of promissory notes payable issued during the year and 11,096,500 options as consideration to holders of promissory note proceeds received previously for the extension of due dates. All of the options vested at the time of commitment and are exercisable into the Company's common shares at the price of $0.25 per share for a period of five years from the commitment date. These options were issued with exercise prices that were at or above the Company's common share market price at the date of the commitment. These options have been recorded at their fair value. The weighted average per share fair value of the options irrevocably committed to be issued in the year was $0.06. The fair value of the options was determined using the Black Scholes option pricing model, using the expected life of the options, volatility factors of 111% to 221%, risk tree rates of 3.0% to 3.42% and no assumed dividend rate. Financing costs, being the portion of gross proceeds of the new promissory notes allocated to the issued options were estimated to be $404,000 and have been charged to interest expense and financing costs, being the fair value of options issued in consideration of the extension of promissory note due dates, were estimated to be $682,897 and have been charged to interest expense.

During the year ended December 31, 2004, the Company irrevocably committed to grant 8,075,963 options, to existing creditors as consideration for the extension of the due dates for outstanding accounts payable and accrued liabilities. All of the options vested at the time of commitment and are exercisable into the Company's common shares at the price of $0.25 per share for a period of five years trom the commitment date. Financing costs, being the fair value of the options, were estimated to be $496,000 and has been charged to interest expense. The weighted average per share fair value of the options irrevocably committed to be issued in the year was $0.06. The fair value of the options was determined using the Black Scholes option pricing model, using the expected life of the options, a volatility factor of 111%, a risk tree rate of 3.00% and no assumed dividend rate.

In connection with responding to your comments, we wish to confirm that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  SEC's staff comments or changes to disclosure in response to SEC's staff comments do not foreclose the Commission trom taking any action with respect to the filings; and
  The Company may not assert SEC's staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities Jaws of the United States.

We hope you find our response appropriate. If you need any further explanation, please do not hesitate to contact us again.

Sincerely,
ALR TECHNOLOGIES INC.

/s/ Sidney Chan
Sidney Chan
Chairman and CEO

KPMG LLP	Telephone (250) 979-7150
Chartered Accountants	Telefax (250) 763-0044
300 - 1674 Bertram Street	www.kpmg.ca
Kelowna, BC V1Y 9G4
Canada

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of
ALR Technologies Inc.

We have audited the accompanying balance sheets of ALR Technologies Inc. as of December 31, 2004 and 2003 and the related statements of loss, shareholders' deficiency and comprehensive loss, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses, negative cash flows from operations and has a net working capital deficiency, factors which raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Kelowna, Canada
April 4, 2005

KPMG LL, s Canadian limited liability partnership is the Canadian
Member of KPMG International, a Swiss nonoperating association.